UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO. [_______])*



                              CV THERAPEUTICS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)



                    COMMON STOCK, PAR VALUE $0.001 PAR SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                    126667104
--------------------------------------------------------------------------------
                                 (CUSIP Number)



                                  MARCH 2, 2004
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[ ]  Rule 13d-1(b)

[x]  Rule 13d-1(c)

[ ]  Rule 13d-1(d)


        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which could alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 9 Pages

                                       13G
CUSIP NO.  126667104                                          PAGE 2 OF 9 PAGES


--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Sage Capital Growth, Inc.

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

--------------------------------------------------------------------------------
3.   SEC USE ONLY



--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York


--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          1,609,187 shares of Common Stock
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            See Row 6 above
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     See Row 6 above

--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     Approximately 5.11% as of the date of this Statement. (Based on 29,870,829 shares of Common Stock issued and outstanding as of February 27, 2004 plus 1,609,187 shares of Common Stock issued on March 2, 2004.)

--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     CO

--------------------------------------------------------------------------------

                                Page 2 of 9 Pages

                                       13G
CUSIP NO.  126667104                                          PAGE 3 OF 9 PAGES



--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Mainfield Enterprises, Inc.

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

--------------------------------------------------------------------------------
3.   SEC USE ONLY



--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     British Virgin Isles

--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          1,609,187 shares of Common Stock
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            See Row 6 above
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     See Row 6 above

--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     Approximately 5.11% as of the date of this Statement. (Based on 29,870,829 shares of Common Stock issued and outstanding as of February 27, 2004 plus 1,609,187 shares of Common Stock issued on March 2, 2004.)

--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     CO

--------------------------------------------------------------------------------


                               Page 3 of 9 Pages

ITEM 1.

       (a)    Name of Issuer

              CV Therapeutics, Inc.

       (b)    Address of Issuer's Principal Executive Offices:

                   3172 Porter Drive
                   Palo Alto, CA 94304

ITEM 2.

       (a)    Name of Persons Filing:

              Sage Capital Growth, Inc. ("Sage")
              Mainfield Enterprises, Inc. ("Mainfield")

       (b)    Address of Principal Business Office:

              Sage:
              660 Madison Avenue, 18th floor
              New York, New York  10021

              Mainfield:
              Icaza, Gonzalez-Ruiz & Aleman (BVI) Trust Limited, Wickhams Cay I, Vanterpool Plaza
              P.O. Box 873, Road Town
              Tortolla, British Virgin Islands

       (c)    Citizenship:

              Sage:
              New York

              Mainfield:
              British Virgin Islands

       (d)    Title of Class of Securities:

              Common Stock, par value $0.001 per share

       (e)    CUSIP Number:
              126667104

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:


                               Page 4 of 9 Pages

       (a) [_] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

       (b) [_] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

       (c) [_] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

       (d) [_] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

       (e) [_] An investment adviser in accordance withss.240.13d-1(b)(1)(ii)(E);

       (f) [_] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

       (g) [_] A parent holding company or control person in accordance withss. 240.13d-1(b)(1)(ii)(G);

       (h) [_] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

       (i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

       (j) [_] Group, in accordance withss.240.13d-1(b)(1)(ii)(J).

       If this statement is filed pursuant to Rule 13d-1(c), check this box  [X]



ITEM 4.       OWNERSHIP

       (a)    Amount Beneficially Owned

              1,609,187 shares of Common Stock

       (b)    Percent of Class

       Approximately 5.11% as of the date of this Statement. (Based on 29,870,829 shares of Common Stock issued and outstanding as of February 27, 2004 plus 1,609,187 shares of Common Stock issued on March 2, 2004.)

       (c)    Number of shares as to which the person has:

              (i)    Sole power to vote or direct the vote:

                     0


                                Page 5 of 9 Pages

              (ii)   Shared power to vote or direct the vote:

                     See Item 4(a) above.

              (iii)  Sole power to dispose or to direct the disposition of:

                     0

              (iv)   Shared power to dispose or to direct the disposition of:

                     See Item 4(a) above.

ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS


              Inapplicable

ITEM 6.       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON


              Pursuant to an investment management agreement between Mainfield and Sage, Sage has the power to sell or vote on behalf of Mainfield some or all of the shares of Common Stock to which this report relates. Accordingly, under Rule 13d-3(a), Sage may be deemed to be the beneficial owner of shares owned by Mainfield.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY


              Inapplicable

ITEM 8.       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP


              See the Joint Filing Agreement attached hereto as an Exhibit.

ITEM 9.       NOTICE OF DISSOLUTION OF THE GROUP

              Inapplicable

ITEM 10.      CERTIFICATION


                                Page 6 of 9 Pages

              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                Page 7 of 9 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 2nd day of March, 2004


SAGE CAPITAL GROWTH, INC.



By:  /s/Avi Vigder
     ---------------------------------
     Name: Avi Vigder
     Title: Authorized Signatory

MAINFIELD ENTERPRISES, INC.



By:  /s/Avi Vigder
     ---------------------------------
     Name: Avi Vigder
     Title: Authorized Signatory



                                Page 8 of 9 Pages

                             JOINT FILING AGREEMENT

     In accordance with rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13G, and all amendments thereto, and that such statement, and all amendments thereto, is made on behalf of each of them.

     IN WITNESS WHEREOF, the undersigned hereby executed this agreement on March 2, 2004.

                                            Sage Capital Growth, Inc.


                                            /s/Avi Vigder
                                            -------------------------------
                                            Name:   Avi Vigder
                                            Title:  Authorized Signatory

                                            Mainfield Enterprises, Inc.


                                            /s/Avi Vigder
                                            -------------------------------
                                            Name:   Avi Vigder
                                            Title:  Authorized Signatory



                                Page 9 of 9 Pages